SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

ACCREDITED HOME LENDERS HOLDING CO.

(Name of Subject Company (Issuer))

LSF5 ACCREDITED MERGER CO., INC.

a wholly-owned subsidiary of

LSF5 ACCREDITED INVESTMENTS, LLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

Marc L. Lipshy

LSF5 Accredited Merger Co., Inc.

717 North Harwood Street, Suite 2200

Dallas, TX 75201

(214) 754-8430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mitchell S. Eitel, Esq.

John J. O’Brien, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$379,344,495.20	$11,645.88
*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 25,122,152 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Accredited Home Lenders Holding Co. (the “Company”) at a price of $15.10 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of May 31, 2007.

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,645.88	Filing Party:	LSF5 Accredited Merger Co., Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements Item 12 in the Tender Offer Statement on Schedule TO, filed on June 19, 2007 (the “Schedule TO”) with the Securities and Exchange Commission by LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”) and LSF5 Accredited Investments, LLC, a Delaware limited liability company, as amended by Amendment No. 1 thereto, filed on July 3, 2007.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 1.	Summary of Terms

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference, except that the first sentence in the section therein entitled “How long do I have to decide whether to tender my Shares in the offer?” shall be restated as follows:

You will have at least until 12:00 midnight, New York City time, on July 31, 2007, to tender your Shares in the offer.

Item 4.	Terms of the Transaction

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and supplemented as follows:

On July 17, 2007, Parent announced that it had extended the Expiration Date of the Offer to July 31, 2007. A copy of the press release is filed as Exhibit (a)(2)(E) hereto and is incorporated by reference.

Item 11.	Additional Information

The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by the addition of the following paragraph at the end of the “Litigation” section therein:

In the Wan matter, the plaintiff filed a complaint that includes a request for a preliminary injunction to prohibit the consummation of the Offer. On July 12, 2006, the court set a hearing on the plaintiff’s request for a preliminary injunction for August 24, 2007 and Parent understands that Accredited and the individual defendants have agreed not to close the transaction prior to the resolution of the plaintiff’s request. To the date of this Amendment, neither Parent nor Purchaser, nor any of their affiliates, has appeared before the court or participated in the proceeding.

Item 12.	Exhibits

(a)(2)(E)        Press Release, issued by Purchaser and the Company on July 17, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF5 ACCREDITED MERGER CO., INC.

By:	/s/ MARC L. LIPSHY
Name:	Marc L. Lipshy
Title:	Vice President and Secretary

Dated: July 17, 2007